Mail Stop 3628

June 15, 2009

<u>**Via U.S. Mail**</u>

Ms. Jane E. Nelson
Secretary and General Counsel
CPI Corp.
1706 Washington Avenue
St. Louis, Missouri 63103

> Re: **CPI Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on June 5, 2009**
> **File No. 001-10204**

Dear Ms. Nelson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Election of Directors, page 3

1. You state that, if any one or more of the nominees "becomes unavailable" for election, the holders of the proxies will vote for such person or persons as may be designated by the Board of Directors. Please revise to indicate that this discretionary authority is only applicable if a nominee is "unable to serve or for good cause will not serve." See Rule 14a-4(c)(5).

The Ramius Group Proxy Solicitation, page 4

2. You state that, from April 22, 2009 through May 6, 2009, the Ramius Group sold shares of your common stock in the open market. Please disclose how many shares were sold during this period.

3. Please support, or place in better context, your statements that Ramius has "repeatedly expressed interest in gaining liquidity for its investment," has "pressed the Board for a sale of the Company," and has "an interest in liquidating its position." Be as specific as possible about the timing of such statements, what potential transactions or kinds of transactions were referenced, etc.

The Ramius Group wants more control over the Company, page 7

4. Please clarify why you believe the Ramius Group's refusal to initially identify its potential nominees, standing by itself, demonstrates that the Ramius Group it trying to gain influence over the company.

5. Please revise the tabular disclosure on page 9 to include Mr. Finkelstein's age. See Item 7(b) of Schedule 14A and Item 401(a) of Regulation S-K. Please also confirm that you have made all required disclosures regarding Mr. Finkelstein under Item 404(a) of Regulation S-K. See Item 7(b) of Schedule 14A.

Security Ownership of Management, page 12

6. Please revise your beneficial ownership table to include the security ownership of your new nominee, Mr. Finkelstein. See Item 6(d) of Schedule 14A and Item 403(b) of Regulation S-K.

Form of Proxy

7. We note your response to comment 6 of our prior letter. However, you do not appear to have revised your proxy as indicated in your response to provide a means for shareholders to vote against each nominee. Please revise your proxy.

*   *   *   *   *

Please amend your filing in response to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina E. Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (312) 984-7700
        Heidi J. Steele, Esq.
        McDermott Will & Emery LLP